MASTERWORKS

Launching Now | Günther Förg (29.8% | $1.05M)

Masterworks Recently Sold Paintings[1]

Artist	Days held	Annualized Net Return
Andy Warhol	256 days held	10.4%
Cecily Brown	686 days held	35.0%
Simone Leigh	36 days held	325.5%



Günther Förg

41% SOLD OUT



Günther Förg stopped making Spot Paintings a year after the Painting was completed. Of the eight Forg paintings Masterworks has acquired, four have been re-valued since their respective closings, averaging an implied gross change in value of +9.6%.

Initial Offering

$1,055,000

Offering Circular

sec.gov

Price Appreciation of Similar Works² 29.8%



$1.4M
$1.1M
$0.7M
$0.4M
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INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed between 2007 and 2009 that measure 50 inches by 50 inches to 120 inches by 120 inches. "Untitled" (2007), was excluded due to its atypical composition. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 084, LLC, an affiliate of the Company, purchased at Phillips, London, Post-War and Contemporary Art Day Sale, held on October 15, 2021 for £615,400 ($846,666). Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to 'Sans Titre" (2007), which sold on December 2, 2020 at Millon & Associés SAS in Paris, "Ohne Titel (Untitled)" (2007), which sold on December 4, 2018 at Bruun Rasmussen in Copenhagen and "Komposition" (2007), which sold on October 4, 2010 at Bruun Rasmussen in Copenhagen. The data was sourced from publicly available auction records and does not include private sales.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.